As filed with the Securities and Exchange Commission on November 2, 2004

                                                         FILE NO. 333-

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          21ST CENTURY HOLDING COMPANY
                          ----------------------------

             (Exact name of registrant as specified in its charter)


             FLORIDA                                     65-0248866
---------------------------------           ------------------------------------
 (State or other jurisdiction of            (I.R.S. Employer Identification No.)
 incorporation or organization)


       3661 WEST OAKLAND PARK BLVD, SUITE 300, LAUDERDALE LAKES, FL 33311
                                 (954) 581-9993
            ---------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              RICHARD A. WIDDICOMBE
                             CHIEF EXECUTIVE OFFICER
                          21ST CENTURY HOLDING COMPANY
                     3661 WEST OAKLAND PARK BLVD., SUITE 300
                           LAUDERDALE LAKES, FL 33311
                                 (954) 581-9993
                                 --------------

    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

                              NINA S. GORDON, P.A.
                                BROAD AND CASSEL
                           7777 GLADES ROAD, SUITE 300
                            BOCA RATON, FLORIDA 33434
                            TELEPHONE: (561) 218-8856
                           TELECOPIER: (305) 218-8978

        Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                         CALCULATION OF REGISTRATION FEE
========================================================================================================================
                                                                                  PROPOSED MAXIMUM
TITLE OF EACH CLASS                AMOUNT TO BE        PROPOSED MAXIMUM          AGGREGATE OFFERING       AMOUNT OF
OF SECURITIES TO BE REGISTERED    REGISTERED (1)   OFFERING PRICE PER UNIT (2)          PRICE         REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value      69,200 shares             $10.65                   $736,980.00          $93.38
------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED.

                     SUBJECT TO COMPLETION, NOVEMBER 2, 2004

                                   PROSPECTUS

                          69,200 SHARES OF COMMON STOCK

                          21ST CENTURY HOLDING COMPANY

      This prospectus covers 69,200 shares of our common stock issued by us as payment of principal and interest due on our 6% Senior Subordinated Notes due July 31, 2006. We will not receive any proceeds from the sale of the common stock. We will pay our out-of-pocket expenses, legal and accounting fees, and the other expenses of registering these shares for resale.

      The shareholders named in this prospectus may offer and sell these shares at any time using a variety of different methods. The actual number of shares sold and the prices at which the shares are sold will depend upon the market prices at the time of those sales; therefore, we have not included in this prospectus information about the price to the public of the shares or the proceeds to the selling shareholders.

      Our common stock is traded on the Nasdaq National Market under the symbol "TCHC." On October 29, 2004, the last reported sale price of the common stock on the Nasdaq National Market was $10.77 per share.

      The shares of common stock offered hereby involve a high degree of risk and should be considered only by such persons capable of bearing the economic risk of such investment. You should carefully consider the "Risks of Investing in Our Shares" section beginning on page 3 of this prospectus.

      NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is November ____, 2004.

                                TABLE OF CONTENTS
                                -----------------
                                                                                                              PAGE
                                                                                                              ----
PROSPECTUS SUMMARY...............................................................................................1

RECENT DEVELOPMENTS..............................................................................................1

OVERVIEW ........................................................................................................2

RISKS OF INVESTING IN OUR SHARES.................................................................................3

         The State of Florida, where our headquarters and a substantial portion of our policies are located, has experienced four hurricanes since August 2004........................3

         If we are unable to continue our growth because our capital must be used to pay greater than anticipated claims, our financial results may suffer..............................3

         If our ratings are downgraded or withdrawn, we may be unable to write or renew desirable insurance policies or obtain adequate reinsurance, which would limit or halt our growth and harm our business.................................................3

         The maximum credit commitment under our revolving loan could be subject to reduction, which would adversely affect our available working capital.....................................4

         We are subject to significant government regulation, which can limit our growth and increase our expenses, thereby reducing our earnings...........................................4

         Emergency administrative orders have been adopted, and legislation may be enacted, that would limit our ability to increase our premiums or cancel, reduce or non-renew our existing policies, which could reduce our revenues or increase our claims losses..............................................................................4

         Our revenues and operating performance may fluctuate with business cycles in the property and casualty insurance industry.......................................................4

         We may not obtain the necessary regulatory approvals to expand the types of insurance products we offer or the states in which we operate............................................5

         Although we follow the industry practice of reinsuring a portion of our risks, our costs of obtaining reinsurance have increased and we may not be able to successfully alleviate risk through reinsurance arrangements...................................5

         Our loss reserves may be inadequate to cover our actual liability for losses, causing our results of operations to be adversely affected.............................................5

         We currently rely on agents, most of whom are independent agents or franchisees, to write our insurance policies, and if we are not able to attract and retain independent agents and franchisees, our revenues would be negatively affected.......................................................................................5

         Nonstandard automobile insurance historically has a higher frequency of claims than standard automobile insurance, thereby increasing our potential for loss exposure beyond what we would be likely to experience if we offered only standard automobile insurance..................................................................6

         Florida's personal injury protection insurance statute contains provisions that favor claimants, causing us to experience a higher frequency of claims than might otherwise be the case if we operated only outside of Florida...................................6

         Our business strategy is to avoid competition in our automobile insurance products based on price to the extent possible. This strategy, however, may result in the loss of business in the short term.........................................................6

         Our investment portfolio may suffer reduced returns or losses, which would significantly reduce our earnings..............................................................6

         Our president and chief executive officer are key to the strategic direction of our company. If we were to lose the services of either of them, our business could be harmed................................................................................7

         The trading of our warrants may negatively affect the trading prices of our common stock if investors purchase and exercise the warrants to facilitate other trading strategies, such as short selling......................................................7

         Our largest shareholders control approximately 28% of the voting power of our outstanding common stock, which could discourage potential acquirors and prevent changes in management..................................................................7

         We have authorized but unissued preferred stock, which could affect rights of holders of common stock................................................................................7

         Our articles of incorporation and bylaws and Florida law may discourage takeover attempts and may result in entrenchment of management..........................................7

         As a holding company, we depend on the earnings of our subsidiaries and their ability to pay management fees and dividends to the holding company as the primary source of our income...........................................................................8

NOTE REGARDING FORWARD-LOOKING STATEMENTS........................................................................8

USE OF PROCEEDS..................................................................................................8

SELLING SHAREHOLDERS.............................................................................................8

HOW THE SHARES MAY BE DISTRIBUTED...............................................................................10

LEGAL MATTERS...................................................................................................11

EXPERTS ........................................................................................................11

WHERE YOU CAN FIND MORE INFORMATION.............................................................................11

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE...............................................................11

INDEMNIFICATION OF DIRECTORS AND OFFICERS.......................................................................12
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                                      -i-

                              ABOUT THIS PROSPECTUS

      You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give any information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these shares in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these shares.

                               PROSPECTUS SUMMARY

      This is only a summary and does not contain all of the information that may be important to you. You should read the more detailed information contained in this prospectus and all other information, including the financial information and statements with notes, as discussed in the "Where You Can Find More Information" section of this prospectus.

RECENT DEVELOPMENTS

      On September 30, 2004, we completed a private placement of 6% Senior Subordinated Notes due September 30, 2007. These notes were offered and sold to accredited investors as units consisting of one note with a principal amount of $1,000 and warrants to purchase shares of our common stock, the terms of which are similar to our notes and warrants sold in July 2003, except as described below. We sold an aggregate of $12.5 million of units in this placement, which resulted in proceeds (net of placement agent fees of $700,000 and offering expenses of $32,500) to us of $11,767,500.

      The notes pay interest at the annual rate of 6%, mature on September 30, 2007, and rank pari passu in terms of payment and priority to the 6% Senior Subordinated Notes dated July 31, 2003 in the original principal amount of $7,500,000 that we sold in 2003. Quarterly payments of principal and interest due on these notes, like the notes we sold in 2003, may be made in cash or, at our option, in shares of our common stock. If paid in shares of common stock, the number of shares to be issued shall be determined by dividing the payment due by 95% of the weighted-average volume price for the common stock on Nasdaq as reported by Bloomberg Financial Markets for the 20 consecutive trading days preceding the payment date.

      We issued also warrants to purchase shares of our common stock to the purchasers of the notes and to the placement agent in the offering, J. Giordano Securities Group. Each warrant entitles the holder to purchase one share of our common stock at an exercise price of $12.75 per share and will be exercisable until September 30, 2007. By comparison, the warrants we sold in 2003 are each exercisable for one-half share of common stock at an exercise price of $12.74 per whole share. The number of shares issuable upon exercise of the warrants issued to purchasers equaled $12.5 million divided by the exercise price of the warrants, and totaled 980,392. The number of shares issuable upon exercise of the warrants issued to J. Giordano equaled $500,000 divided by the exercise price of the warrants, and totaled 39,216. The terms of the warrants provide for adjustment of the exercise price and the number of shares issuable thereunder upon the occurrence of certain events typical for private offerings of this type.

      In August and September 2004, the State of Florida experienced four hurricanes, Charley, Frances, Ivan and Jeanne. We are currently receiving and processing claims made under its homeowners' and mobile home owners' policies resulting from these storms, a process that is expected to continue for many months.

      We have made initial estimations that our exposure from Hurricane Charley will be between 1,000 and 1,500 claims, which will result in a $5 to $6 million charge to the surplus of our subsidiary, Federated National Insurance Company. Our exposure from Hurricanes Frances, Ivan and Jeanne cannot be estimated at this time. As a result of all four hurricanes, however, we reduced our estimated earnings for 2004 to approximately breakeven. Although the occurrence of four hurricanes hitting Florida within one year has not previously occurred for as long as records for weather events have been kept, some weather analysts believe that a period of greater hurricane activity has begun. To address this possibility, we are exploring alternatives to reduce its exposure to these types of storms. Although these measures may increase operating expenses, management believes that they will protect long-term profitability, although there can be no assurances that will be the case.

      In August 2004, A.M. Best Company notified us that Federated National and American Vehicle Insurance Company were being placed under review with negative implications. A.M. Best in 2003 had assigned Federated National a B rating ("Fair," which is the seventh of 14 rating categories) and American Vehicle a B+ rating ("Very Good," which is the sixth of 14 rating categories). Federated National and American Vehicle are currently rated "A" ("Unsurpassed," which is first of six ratings) by Demotech, Inc. We will most likely not maintain our A.
M. Best ratings due to the recent hurricanes. A downgrade or withdrawal of our ratings could limit or prevent us from writing or renewing desirable insurance policies or from obtaining adequate reinsurance.

      On September 7, 2004, we completed a three-for-two stock split in the form of a stock dividend, whereby shareholders received three shares of common stock for every two shares of our common stock held on the record date. Just prior to the three-for-two stock split, we had approximately 3,957,000 shares outstanding, and following the stock split, we had approximately 5,936,000 shares outstanding.

OVERVIEW

      We are a vertically integrated insurance holding company that, through its subsidiaries, controls substantially all aspects of the insurance underwriting, distribution and claims process. We underwrite personal automobile insurance, general liability insurance, flood insurance and homeowners' and mobile home property and casualty insurance in Florida, Louisiana and Georgia through its wholly owned subsidiaries, Federated National and American Vehicle. American Vehicle has recently been authorized to write commercial general liability policies in Kentucky and expects to begin writing policies in that state in the near future. American Vehicle is a fully admitted insurance carrier in Florida and Louisiana and is admitted as a surplus lines carrier in Georgia and Kentucky.

      We internally process claims made by our own and third-party insureds through a wholly owned claims adjusting company, Superior Adjusting, Inc. We also offer premium financing to our own and third-party insureds through our wholly owned subsidiary, Federated Premium Finance, Inc.

      During the six months ended June 30, 2004, 23.7%, 61.7%, 1.8% and 12.8% of the policies we underwrote were for personal automobile insurance, homeowners' property and casualty insurance, mobile home property and casualty insurance, and commercial general liability, respectively. During the year ended December 31, 2003, 67.5%, 23.0%, 2.4% and 7.1% of the policies we underwrote were for personal automobile insurance, homeowners' property and casualty insurance, mobile home property and casualty insurance, and commercial general liability, respectively.

      We market and distribute our own and third-party insurers' products and our other services primarily in South and Central Florida, through a network of 24 agencies owned by Federated Agency Group, Inc., a wholly-owned subsidiary, 45 franchised agencies, approximately 1,500 independent agents and a select number of general agents. Our independent agents and general agents are primarily responsible for the distribution of our homeowners' insurance and commercial general liability products. Through our wholly owned subsidiary, FedUSA, Inc., we franchise agencies under the FedUSA name. As of June 30, 2004, franchises were granted for 45 Fed USA agencies, of which 40 were operating and five were pending.

      Assurance Managing General Agents, Inc., a wholly owned subsidiary, acts as Federated National's and American Vehicle's exclusive managing general agent. Assurance MGA currently provides all underwriting policy administration, marketing, accounting and financial services to Federated National, American Vehicle and our agencies, and participates in the negotiation of reinsurance contracts. Assurance MGA generates revenue through policy fee income and other administrative fees from the marketing of companies' products through the Company's distribution network. Assurance MGA plans to establish relationships with additional carriers and add additional insurance products in the future.

      We offer electronic tax filing services through Express Tax Service, Inc., an 80%-owned subsidiary, as well as franchise opportunities for these services through EXPRESSTAX. As of June 30, 2004, there were 235 franchises granted in 18 states. Revenue is generated through franchise sales, collection of royalties on tax preparation fees, incentives from business partners as well as fees from the preparation of income tax returns and income tax refund anticipation loans. In addition, Express Tax offers tax preparation services through approximately 500 licensees nationwide.

      We believe that we can be distinguished from our competitors because we generate revenue from substantially all aspects of the insurance underwriting, distribution and claims process. We provide quality service to both our agents and insureds by utilizing an integrated computer system, which links our insurance and service entities. Our computer and software systems allow for automated premium quotation, policy issuance, billing, payment and claims processing and enables us to continuously monitor substantially all aspects of our business. Using these systems, our agents can access a customer's driving record, quote a premium, offer premium financing and, if requested, generate a policy on-site. We believe that these systems have facilitated our ability to market and underwrite insurance products on a cost-efficient basis, allow our owned and franchised agencies to be a "one stop" shop for insurance, tax preparation and other services, and will enhance our ability to expand in Florida and to other states.

      We currently underwrite and sell insurance in Florida, Louisiana and Georgia and were recently approved to do so in Kentucky. We intend to expand to other selected states and have applied to obtain licenses to underwrite and sell personal automobile insurance and general liability insurance in Alabama and Texas. We select additional states for expansion based on a number of criteria, including the size of the personal automobile insurance market, statewide loss results, competition and the regulatory climate. Our ability to expand into other states will be subject to the prior regulatory approval of each state. Certain states impose operating requirements upon licensee applicants, which may impose burdens on our ability to obtain a license to conduct insurance business in those other states. There can be no assurance that we will be able to obtain the required licenses, and the failure to do so would limit our ability to expand geographically.

      As we expand our operations, we continue to review our operations and lines of business for strategies to further improve our efficiency and results of operations. These strategies may include expansion of operations into additional states; possible acquisitions or dispositions of assets; and development of procedures to improve claims history and mitigate losses from claims. There can be no assurances, however, that any such strategies will be developed or successfully implemented.

      Our executive offices are located at 3661 West Oakland Park Boulevard, Suite 300, Lauderdale Lakes, Florida and our telephone number is (954) 581-9993.

                        RISKS OF INVESTING IN OUR SHARES

      You should carefully consider the following risks, in addition to the other information presented in this prospectus or incorporated by reference into this prospectus, before making an investment decision. If any of these risks or uncertainties actually occur, our business, results of operations, financial condition, or prospects could be substantially harmed, which would adversely affect your investment.

RISKS RELATED TO OUR BUSINESS

THE STATE OF FLORIDA, WHERE OUR HEADQUARTERS AND A SUBSTANTIAL PORTION OF OUR POLICIES ARE LOCATED, HAS EXPERIENCED FOUR HURRICANES SINCE AUGUST 2004.

      We write insurance policies that cover automobile owners, homeowners' and business owners for losses that result from, among other things, catastrophes. Catastrophic losses can be caused by hurricanes, tropical storms, tornadoes, wind, hail, fires, riots and explosions, and their incidence and severity are inherently unpredictable. The extent of losses from a catastrophe is a function of two factors: the total amount of the insurance company's exposure in the area affected by the event and the severity of the event. Our policyholders are currently concentrated in South and Central Florida, which is especially subject to adverse weather conditions such as hurricanes and tropical storms.

      In August and September 2004, the State of Florida experienced four hurricanes, Charley, Frances, Ivan and Jeanne. We are currently receiving and processing claims made under our homeowners' and mobile home owners' policies, a process that is expected to continue for many months. As a result of these four hurricanes, however, we reduced our estimated earnings for 2004 to approximately breakeven.

      As of the date of this prospectus, we have estimated that our exposure from Hurricane Charley will be between 1,000 and 1,500 claims, which will result in a $5 to $6 million charge to Federated National's surplus. The Company's exposure from Hurricanes Frances, Ivan and Jeanne cannot be estimated at this time.

IF WE ARE UNABLE TO CONTINUE OUR GROWTH BECAUSE OUR CAPITAL MUST BE USED TO PAY GREATER THAN ANTICIPATED CLAIMS, OUR FINANCIAL RESULTS MAY SUFFER.

      We have grown rapidly over the last few years. Our future growth will depend on our ability to expand the types of insurance products we offer and the geographic markets in which we do business. We believe that our company is sufficiently capitalized to operate our business as it now exists and as we currently plan to expand it. Our existing sources of funds include our revolving loan from Flatiron Funding Company LLC, sales of our securities such as our September 2004 and July 2003 private placements of $12,500,000 and $7,500,000, respectively, of our senior subordinated notes, and our earnings from operations and investments. Unexpected catastrophic events in our market areas, such as the hurricanes recently experienced in Florida, will result in greater claims losses than anticipated, which could require us to limit or halt our growth while we redeploy our capital to pay these unanticipated claims unless we are able to raise additional capital or increase our earnings in our other divisions.

IF OUR RATINGS ARE DOWNGRADED OR WITHDRAWN, WE MAY BE UNABLE TO WRITE OR RENEW DESIRABLE INSURANCE POLICIES OR OBTAIN ADEQUATE REINSURANCE, WHICH WOULD LIMIT OR HALT OUR GROWTH AND HARM OUR BUSINESS.

      Third-party rating agencies assess and rate the ability of insurers to pay their claims. These financial strength ratings are used by the insurance industry to assess the financial strength and quality of insurers. These ratings are based on criteria established by the rating agencies and reflect evaluations of each insurer's profitability, debt and cash levels, customer base, adequacy and soundness of reinsurance, quality and estimated market value of assets, adequacy of reserves, and management. Ratings are based upon factors of concern to agents, reinsurers and policyholders and are not directed toward the protection of investors, such as purchasers of our common stock. In August 2004, A.M. Best Company notified the Company that Federated National and American Vehicle were being placed under review with negative implications. A.M. Best in 2003 had assigned Federated National a B rating ("Fair," which is the seventh of 14 rating categories) and American Vehicle a B+ rating ("Very Good," which is the sixth of 14 rating categories). Federated National and American Vehicle are currently rated "A" ("Unsurpassed," which is first of six ratings) by Demotech, Inc. We will most likely not maintain our A. M. Best ratings due to the recent hurricanes. A downgrade or withdrawal of our ratings could limit or prevent us from writing or renewing desirable insurance policies or from obtaining adequate reinsurance.

THE MAXIMUM CREDIT COMMITMENT UNDER OUR REVOLVING LOAN COULD BE SUBJECT TO REDUCTION, WHICH WOULD ADVERSELY AFFECT OUR AVAILABLE WORKING CAPITAL.

      During September 2004, we negotiated a new revolving loan agreement in which the maximum credit commitment available to us was reduced at our request to $2.0 million with built-in options to incrementally increase the maximum credit commitment up $4.0 million over the next three years. We believe that this available credit is sufficient based on our current operations. Our lender, however, could determine to reduce our available credit based on a number of factors, including the A.M. Best ratings of Federated National and American Vehicle. If the A.M. Best rating of Federated National falls below a "C", or if the financial condition of American Vehicle, as determined by our lender (in its sole and absolute discretion) suffers a material adverse change, then under the terms of our revolving loan agreement, policies written by that subsidiary will no longer be eligible collateral, causing our available credit to be reduced. If that occurs and we are not able to obtain working capital from other sources, then we would have to restrict our growth and, possibly, our operations.

WE ARE SUBJECT TO SIGNIFICANT GOVERNMENT REGULATION, WHICH CAN LIMIT OUR GROWTH AND INCREASE OUR EXPENSES, THEREBY REDUCING OUR EARNINGS.

      We are subject to laws and regulations in Florida, our state of domicile, and in Georgia, Louisiana and Kentucky, states in which we have been authorized to do business, and will be subject to the laws of any other state in which we conduct business in the future. These laws and regulations cover all aspects of our business and are generally designed to protect the interests of insurance policyholders. For example, these laws and regulations relate to licensing requirements, authorized lines of business, capital surplus requirements, allowable rates and forms, investment parameters, underwriting limitations, restrictions on transactions with affiliates, dividend limitations, changes in control, market conduct, and limitations on premium financing service charges. The cost to monitor and comply with these laws and regulations adds significantly to our cost of doing business. Further, if we do not comply with the laws and regulations applicable to us, we may be subject to sanctions or monetary penalties by the applicable insurance regulator.

EMERGENCY ADMINISTRATIVE ORDERS HAVE BEEN ADOPTED, AND LEGISLATION MAY BE ENACTED, THAT WOULD LIMIT OUR ABILITY TO INCREASE OUR PREMIUMS OR CANCEL, REDUCE OR NON-RENEW OUR EXISTING POLICIES, WHICH COULD REDUCE OUR REVENUES OR INCREASE OUR CLAIMS LOSSES.

      In the aftermath of Hurricane Frances, the Florida Office of Insurance Regulation issued emergency orders that imposed a moratorium on cancellations and non-renewals of various types of insurance coverages. For personal and commercial residential policies, the moratorium is through November 30, 2004. The orders also prohibit cancellations or non-renewals based solely upon claims resulting from the hurricanes. Legislation has also been proposed from time to time in Florida, which is where our operations are now primarily located, that would limit our ability to increase our premiums or that would restrict our ability to cancel, reduce or non-renew existing policies. If one or more of these proposals are enacted in Florida, or in any other state in which we conduct significant business operations, our results of operations could be materially adversely affected if we are not able to increase our premiums to offset higher expenses or if we are not able to cancel, reduce or non-renew existing policies where our claims experience has been unacceptably high.

OUR REVENUES AND OPERATING PERFORMANCE MAY FLUCTUATE WITH BUSINESS CYCLES IN THE PROPERTY AND CASUALTY INSURANCE INDUSTRY.

      Historically, the financial performance of the property and casualty insurance industry has tended to fluctuate in cyclical patterns characterized by periods of significant competition in pricing and underwriting terms and conditions, which is known as a "soft" insurance market, followed by periods of lessened competition and increasing premium rates, which is known as a "hard" insurance market. Although an individual insurance company's financial performance is dependent on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern, with profitability generally increasing in hard markets and decreasing in soft markets. At present, we are beginning to experience a soft market in our automobile sector while a hard market persists in our property sector. We cannot predict, however, how long these market conditions will persist. In the current soft automobile market, increased price competition may cause us to have to reduce our premiums in order to maintain our market share, which would result in a decrease in our automobile revenues.

WE MAY NOT OBTAIN THE NECESSARY REGULATORY APPROVALS TO EXPAND THE TYPES OF INSURANCE PRODUCTS WE OFFER OR THE STATES IN WHICH WE OPERATE.

      We currently have applications pending in Alabama and Texas to underwrite and sell general liability insurance. The insurance regulators in these states may request additional information, add conditions to the license that we find unacceptable, or deny our application. This would delay or prevent us from operating in that state. If we want to operate in any additional states, we must file similar applications for licenses, which we may not be successful in obtaining.

ALTHOUGH WE FOLLOW THE INDUSTRY PRACTICE OF REINSURING A PORTION OF OUR RISKS, OUR COSTS OF OBTAINING REINSURANCE HAVE INCREASED AND WE MAY NOT BE ABLE TO SUCCESSFULLY ALLEVIATE RISK THROUGH REINSURANCE ARRANGEMENTS.

      We follow the insurance industry practice of reinsuring a portion of our risks and paying for that protection based upon premiums received on all policies subject to this reinsurance. Our business depends on our ability to transfer or "cede" significant amounts of risk insured by us. Reinsurance makes the assuming reinsurer liable to the extent of the risk ceded. Prior to 2004, both Federated National and American Vehicle ceded varying amounts their premiums from automobile insurance policies to Transatlantic Reinsurance Company. For 2004, neither company has elected to cede any automobile premiums. Federated National also obtains reinsurance for its property insurance policies on the private market in Bermuda and London and through the Florida Hurricane Catastrophe Fund. The private markets in Bermuda and London, as well as the Florida Hurricane Catastrophe Fund, currently reinsure Federated National for liabilities resulting from a storm causing damage in excess of the first $10 million and extend coverage up to approximately $200 million in the aggregate, which we believed to constitute an event expected to occur no more often than once in a period of 100 years. As a result of the hurricanes experienced in Florida in August and September 2004, however, we will review, and may determine to modify, our reinsurance.

      Because our ceded automobile reinsurance treaties are from one reinsurer and remain in effect for various years prior to 2004, we are also subject to credit risk with respect to that reinsurer, as the ceding of risk does not relieve us of liability to our insureds regarding the portion of the risk that has been reinsured, if the reinsurer fails to pay for any reason. The insolvency of our primary reinsurer or any of our other current or future reinsurers, or their inability otherwise to pay claims, would increase the claims that we must pay, thereby significantly harming our results of operations. In addition, prevailing market conditions have limited the availability and increased the cost of reinsurance, which may have the effect of increased costs and reduced profitability.

OUR LOSS RESERVES MAY BE INADEQUATE TO COVER OUR ACTUAL LIABILITY FOR LOSSES, CAUSING OUR RESULTS OF OPERATIONS TO BE ADVERSELY AFFECTED.

      We maintain reserves to cover our estimated ultimate liabilities for loss and loss adjustment expenses. These reserves are estimates based on historical data and statistical projections of what we believe the settlement and administration of claims will cost based on facts and circumstances then known to us. Actual losses and loss adjustment expenses, however, may vary significantly from our estimates. For example, after we compared our reserve levels to our actual claims for the prior years, we increased our liability for loss and loss adjustment expenses by $1,234,047 in 2003, $90,874 in 2002, and $2,568,476 in 2001. These increases reflected primarily our loss experience under our personal automobile policies. Because of the uncertainties that surround estimated loss reserves, we cannot be certain that our reserves will be adequate to cover our actual losses. If our reserves for unpaid losses and loss adjustment expenses are less than actual losses and loss adjustment expenses, we will be required to increase our reserves with a corresponding reduction in our net income in the period in which the deficiency is identified. Future loss experience substantially in excess of our reserves for unpaid losses and loss adjustment expenses could substantially harm our results of operations and financial condition.

WE CURRENTLY RELY ON AGENTS, MOST OF WHOM ARE INDEPENDENT AGENTS, TO WRITE OUR INSURANCE POLICIES, AND IF WE ARE NOT ABLE TO ATTRACT AND RETAIN INDEPENDENT AGENTS, OUR REVENUES WOULD BE NEGATIVELY AFFECTED.

      We currently market and distribute Federated National's, American Vehicle's and third-party insurers' products and our other services through a network of approximately 1,500 independent agents, 24 agencies that we own and 45 agencies that we franchise to others. Our independent agents are our primary source for our property insurance policies. Many of our competitors also rely on independent agents. As a result, we must compete with other insurers for independent agents' business and with other franchisors of insurance agencies for franchisees. Our competitors may offer a greater variety of insurance products, lower premiums for insurance coverage, or higher commissions to their agents. If our products, pricing and commissions do not remain competitive, we may find it more difficult to attract business from independent agents and to attract franchisees for our agencies to sell our products. A material reduction in the amount of our products that independent agents sell would negatively affect our revenues.

NONSTANDARD AUTOMOBILE INSURANCE HISTORICALLY HAS A HIGHER FREQUENCY OF CLAIMS THAN STANDARD AUTOMOBILE INSURANCE, THEREBY INCREASING OUR POTENTIAL FOR LOSS EXPOSURE BEYOND WHAT WE WOULD BE LIKELY TO EXPERIENCE IF WE OFFERED ONLY STANDARD AUTOMOBILE INSURANCE.

      Nonstandard automobile insurance, which is second only to our property insurance product, is provided to insureds who are unable to obtain preferred or standard insurance coverage because of their payment histories, driving records, age, vehicle types, or prior claims histories. This type of automobile insurance historically has a higher frequency of claims than does preferred or standard automobile insurance policies, although the average dollar amount of the claims is usually smaller under nonstandard insurance policies. As a result, we are exposed to the possibility of increased loss exposure and higher claims experience than would be the case if we offered only standard automobile insurance.

FLORIDA'S PERSONAL INJURY PROTECTION INSURANCE STATUTE CONTAINS PROVISIONS THAT FAVOR CLAIMANTS, CAUSING US TO EXPERIENCE A HIGHER FREQUENCY OF CLAIMS THAN MIGHT OTHERWISE BE THE CASE IF WE OPERATED ONLY OUTSIDE OF FLORIDA.

      Florida's personal injury protection insurance statute limits an insurer's ability to deny benefits for medical treatment that is unrelated to the accident, that is unnecessary, or that is fraudulent. In addition, the statute allows claimants to obtain awards for attorney's fees. Although this statute has been amended several times in recent years, primarily to address concerns over fraud, the Florida legislature has been only marginally successful in implementing effective mechanisms that allow insurers to combat fraud and other abuses. We believe that this statute contributes to a higher frequency of claims under nonstandard automobile insurance policies in Florida, as compared to claims under standard automobile insurance policies in Florida and nonstandard and standard automobile insurance polices in other states. Although we believe that we have successfully offset these higher costs with premium increases, because of competition, we may not be able to do so with as much success in the future.

OUR BUSINESS STRATEGY IS TO AVOID COMPETITION IN OUR AUTOMOBILE INSURANCE PRODUCTS BASED ON PRICE TO THE EXTENT POSSIBLE. THIS STRATEGY, HOWEVER, MAY RESULT IN THE LOSS OF BUSINESS IN THE SHORT TERM.

      Although our pricing of our automobile insurance products is inevitably influenced to some degree by that of our competitors, we believe that it is generally not in our best interest to compete solely on price, choosing instead to compete on the basis of underwriting criteria, our distribution network, and our superior service to our agents and insureds. With respect to automobile insurance in Florida, we compete with more than 100 companies, which underwrite personal automobile insurance. Comparable companies which compete with us in the personal automobile insurance market include U.S. Security Insurance Company, United Automobile Insurance Company, Direct General Insurance Company and Security National Insurance Company, as well as major insurers such as Progressive Casualty Insurance Company. Comparable companies which compete with us in the homeowners' market include Florida Family Insurance Company, Florida Select Insurance Company, Atlantic Preferred Insurance Company and Vanguard Insurance Company. Comparable companies which compete with us in the general liability insurance market include Century Surety Insurance Company, Atlantic Casualty Insurance Company, Colony Insurance Company and Burlington/First Financial Insurance Companies. Competition could have a material adverse effect on our business, results of operations and financial condition. If we do not meet the prices offered by our competitors, we may lose business in the short term, which could also result in reduced revenues.

OUR INVESTMENT PORTFOLIO MAY SUFFER REDUCED RETURNS OR LOSSES, WHICH WOULD SIGNIFICANTLY REDUCE OUR EARNINGS.

      As do other insurance companies, we depend on income from our investment portfolio for a substantial portion of our earnings. During the time that normally elapses between the receipt of insurance premiums and any payment of insurance claims, we invest the funds received, together with our other available capital, primarily in fixed- maturity investments and equity securities, in order to generate investment income. A significant decline in investment yields in our investment portfolio caused by fluctuations in interest rates or volatility in the stock market, or a default by issuers of securities that we own, could adversely affect the value of our investment portfolio and the returns that we earn on our portfolio, thereby substantially harming our financial condition and results of operations. During the first six months of 2004, net investment income increased by $0.6 million, or 81.9%, to $1.3 million, as compared to $0.7 million for the same six-month period ended June 30, 2003. The increase in investment income is a result of the additional amounts of invested assets. Also affecting our net investment income were our relatively stable yields of 4.1% for the six months ended June 30, 2004, as compared to 4.6% for the six months ended June 30, 2003.

      Although we experienced realized gains of $2,231,333 for 2003 and $121,919 for the first six months of 2004, we experienced net realized investment losses in the past of $1,369,961 for 2002 and $2,911,658 for 2001. The net realized losses experienced in 2001 were primarily a function of the widely publicized declines in the industrial common stock valuations. As a result of the declines in the equity markets in 2001, we acquired securities in the more conservative and highly rated industrial bond markets in late 2001 and the first half of 2002. During 2002, we incurred a $2,000,000 decline in value of our investment in WorldCom, Inc. bonds. This write down is reflected in the $1,369,961 loss incurred in 2002.

OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER ARE KEY TO THE STRATEGIC DIRECTION OF OUR COMPANY. IF WE WERE TO LOSE THE SERVICES OF EITHER OF THEM, OUR BUSINESS COULD BE HARMED.

      We depend, and will continue to depend, on the services of one of our founders and principal shareholders, Edward J. Lawson, who is also our president and chairman of the board, as well as Richard Widdicombe, who is our chief executive officer. We have entered into an employment agreement with each of them and we maintain $3 million and $1 million in key man life insurance on the lives of Mr. Lawson and Mr. Widdicombe, respectively. Nevertheless, because of Mr. Lawson's and Mr. Widdicombe's role and involvement in developing and implementing our current business strategy, the loss of either of their services could substantially harm our business.

RISKS RELATED TO AN INVESTMENT IN OUR SHARES

THE TRADING OF OUR WARRANTS MAY NEGATIVELY AFFECT THE TRADING PRICES OF OUR COMMON STOCK IF INVESTORS PURCHASE AND EXERCISE THE WARRANTS TO FACILITATE OTHER TRADING STRATEGIES, SUCH AS SHORT SELLING.

      The 816,000 warrants we issued in our July 2003 private offering currently trade on the Nasdaq National Market under the symbol of "TCHCW." Each of the warrants entitles the holder to purchase one-half of one share of our common stock at an exercise price per whole share of $12.74 after giving effect to the September 2004 three-for-two stock split. The 1,019,608 warrants we issued in our September 30, 2004 private offering are not yet currently listed for trading on the Nasdaq National Market, although we are obligated to list them for trading. Each of these warrants entitles the holder to purchase one share of our common stock at an exercise price per share of $12.75. Investors may purchase and exercise warrants to facilitate trading strategies such as short selling, which involves the sale of securities not yet owned by the seller. In a short sale, the seller must either purchase or borrow the security in order to complete the sale. If shares of our common stock received upon the exercise of warrants are used to complete short sales, this may have the effect of reducing the trading price of our common stock.

OUR LARGEST SHAREHOLDERS CONTROL APPROXIMATELY 27% OF THE VOTING POWER OF OUR OUTSTANDING COMMON STOCK, WHICH COULD DISCOURAGE POTENTIAL ACQUIRORS AND PREVENT CHANGES IN MANAGEMENT.

      Edward J. Lawson and Michele V. Lawson beneficially own approximately 27% of our outstanding common stock. As our largest shareholders, and our only shareholders owning more than 10% of our common stock, the Lawsons have significant influence over the outcome of any shareholder vote. This voting power may discourage takeover attempts, changes in our officers and directors or other changes in our corporate governance that other shareholders may desire.

WE HAVE AUTHORIZED BUT UNISSUED PREFERRED STOCK, WHICH COULD AFFECT RIGHTS OF HOLDERS OF COMMON STOCK.

      Our articles of incorporation authorize the issuance of preferred stock with designations, rights and preferences determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. In addition, the preferred stock could be issued as a method of discouraging a takeover attempt. Although we do not intend to issue any preferred stock at this time, we may do so in the future.

OUR ARTICLES OF INCORPORATION AND BYLAWS AND FLORIDA LAW MAY DISCOURAGE TAKEOVER ATTEMPTS AND MAY RESULT IN ENTRENCHMENT OF MANAGEMENT.

      Our articles of incorporation and bylaws contain provisions that may discourage takeover attempts and may result in entrenchment of management.

      o Our board of directors is elected in classes, with only two or three of the directors elected each year. As a result, shareholders would not be able to change the membership of the board in its entirety in any one year. Shareholders would also be unable to bring about, through the election of a new board of directors, changes in our officers.

      o Our articles of incorporation prohibit shareholders from acting by written consent, meaning that shareholders will be required to conduct a meeting in order to vote on any proposals or take any action.

      o Our bylaws require at least 60 days' notice if a shareholder desires to submit a proposal for a shareholder vote or to nominate a person for election to our board of directors.

In addition, Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations, such as our company.

      o The Florida Control Share Act provides that shares acquired in a "control share acquisition" will not have voting rights unless the voting rights are approved by a majority of the corporation's disinterested shareholders. A "control share acquisition" is an acquisition, in whatever form, of voting power in any of the following ranges: (a) at least 20% but less than 33-1/3% of all voting power, (b) at least 33-1/3% but less than a majority of all voting power; or (c) a majority or more of all voting power.

      o The Florida Affiliated Transactions Act requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates).

AS A HOLDING COMPANY, WE DEPEND ON THE EARNINGS OF OUR SUBSIDIARIES AND THEIR ABILITY TO PAY MANAGEMENT FEES AND DIVIDENDS TO THE HOLDING COMPANY AS THE PRIMARY SOURCE OF OUR INCOME.

      We are an insurance holding company whose primary assets are the stock of our subsidiaries. Our operations, and our ability to service our debt, are limited by the earnings of our subsidiaries and their payment of their earnings to us in the form of management fees, dividends, loans, advances or the reimbursement of expenses. These payments can be made only when our subsidiaries have adequate earnings. In addition, these payments made to us by our insurance subsidiaries are restricted by Florida law governing the insurance industry. Generally, Florida law limits the dividends payable by insurance companies under complicated formulas based on the subsidiary's available capital and earnings.

      During 2003, 2002 and 2001, the parent company received management fees from our subsidiaries, excluding Federated National and American Vehicle, totaling $2.0 million, $1.9 million and $2.9 million. No dividends were declared or paid by any of our subsidiaries in 2003, 2002 or 2001. Whether our subsidiaries will be able to pay dividends in 2004 depends on the results of their operations and their expected needs for capital. We do not anticipate that our subsidiaries will begin to pay dividends to the parent company during 2004.

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Statements in this prospectus or in documents incorporated by reference that are not historical fact are forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "would," "estimate," or "continue" or the negative other variations thereof or comparable terminology are intended to identify forward-looking statements. The risks and uncertainties include, but are not limited to, the risks and uncertainties described in this prospectus or from time to time in our filings with the SEC.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the resale of the common stock by the selling shareholders.

                              SELLING SHAREHOLDERS

      The following table shows certain information as of the date of this prospectus regarding the number of shares of common stock owned by the selling shareholders and that are included for sale in this prospectus. The table assumes that all shares offered for sale in the prospectus are sold.

      No selling shareholder has been within the last three years, or is currently, affiliated with us.

-------------------------------------------------------------------------------------------------------------------------------
                                                                                       Number
                                                     Ownership of Common Stock       Offered by      Ownership of Common Stock
                                                        Before Offering (1)            Selling           After Offering (1)
                                                     -------------------------       Shareholder     -------------------------
     SELLING SHAREHOLDER                                Number        Percent                         Number          Percent
-------------------------------------------------------------------------------------------------------------------------------
  Pandora Select Partners, LP(1)(2)                    160,354         2.60%            9,227        151,127         2.45%
-------------------------------------------------------------------------------------------------------------------------------
  Whitebox Hedged High Yield Partners, LP(1)           162,346         2.64%           18,453        143,893         2.34%
-------------------------------------------------------------------------------------------------------------------------------
  Whitebox Convertible Arbitrage Partners, LP(1)(2)    552,618         8.45%           18,453        543,165         8.17%
-------------------------------------------------------------------------------------------------------------------------------
  SilverCreek Limited Partnership(1)                    26,851         0.45%            5,721         21,130         0.35%
-------------------------------------------------------------------------------------------------------------------------------
  Newport Alternative Income Fund(1)                     4,630         0.08%              923          3,707         0.06%
-------------------------------------------------------------------------------------------------------------------------------
  SilverCreek II Limited(1)                             14,917         0.25%            2,583         12,334         0.20%
-------------------------------------------------------------------------------------------------------------------------------
  Coastal Convertibles LTD(1)                           66,981         1.10%            6,920         60,061         0.99%
-------------------------------------------------------------------------------------------------------------------------------
  OTAPE Investments LLC(1)                              30,416         0.50%            2,307         28,109         0.47%
-------------------------------------------------------------------------------------------------------------------------------
  Omicron Master Trust(1)(2)                           200,712         3.24%            4,613        196,099         3.16%
                                                     ---------                         ------      ---------
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                1,219,823                         69,200      1,150,623
                                                     =========                         ======      =========
-------------------------------------------------------------------------------------------------------------------------------

*     Less than 1%.

(1) Includes shares underlying warrants held by the selling shareholders (each of which is exercisable for .75 shares of common stock, which reflects the Company's three-for-two stock split on September 7, 2004) as follows:
      Coastal Convertibles LTD, 45,428 shares; Omicron Master Trust, 39,236 shares; OTAPE Investments, LLC, 28,108 shares; Newport Alternative Income Fund, 3,041 shares; Pandora Select Partners, LP, 72,696 shares; SilverCreek II Limited, 10,100 shares; SilverCreek Limited Partnership, 17,268 shares, Whitebox Convertible Arbitrage Partners, LP, 142,008 shares; and Whitebox Hedged High Yield Partners, LP, 143,892 shares.

(2) Includes shares underlying warrants held by the selling shareholders (each of which is exercisable for one share of common stock) as follows: Omicron Master Trust, 156,863 shares; Pandora Select Partners, LP, 78,431 shares; and Whitebox Convertible Arbitrage Partners, LP, 392,156 shares.

The selling shareholders listed above have provided us with additional information regarding the individuals or entities that exercise control over the selling shareholder. The proceeds of any sale of shares pursuant to this prospectus will be for the benefit of the individuals that control the selling entity. The following is a list of the selling shareholders and the entities that may exercise the right to vote or dispose of the shares owned by each selling shareholder:

o     Coastal Convertibles LTD is managed by Tradewinds.

o Omicron Capital, L.P., a Delaware limited partnership ("Omicron Capital"), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda ("Omicron"); Omicron Capital, Inc., a Delaware corporation ("OCI"), serves as general partner of Omicron Capital; and Winchester Global Trust Company Limited ("Winchester") serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of November 1, 2004, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not "affiliates" of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling shareholder. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC's Regulation 13D-G) controls Omicron and Winchester.

o OTAPE Investments, LLC is managed by OTA. Ira M. Leventhal, a U.S. citizen, may be deemed to have dispositive power with regard to the shares beneficially owned by OTAPE Investments, LLC. Mr. Leventhal disclaims beneficial ownership of those shares.

o Each of Newport Alternative Income Fund, SilverCreek II Limited and SilverCreek Limited Partnership is managed by SilverCreek.

o Each of Whitebox Convertible Arbitrage Partners, LP and Whitebox Hedged High Yield Partners, LP is managed by Whitebox Advisors, LLC.

o     Pandora Select Partners, LP is managed by Pandora Select Advisors, LLC.

                        HOW THE SHARES MAY BE DISTRIBUTED

      The selling shareholders may sell shares of common stock in various ways and at various prices. Some of the methods by which the selling shareholders may sell shares include:

      o ordinary brokerage transactions and transactions in which the broker solicits purchasers or makes arrangements for other brokers to participate in soliciting purchasers;

      o     privately negotiated transactions;

      o block trades in which the broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker or dealer as principal and resale by that broker or dealer for the selling shareholder's account under this prospectus on the Nasdaq National Market at prices and on terms then-prevailing in the market;

      o sales under Rule 144, if available, rather than using this prospectus;

      o     a combination of any of these methods of sale; and

      o     any other legally permitted method.

      The applicable sales price may be affected by the type of transaction.

      The selling shareholders may also pledge shares as collateral for margin loans under their customer agreements with their brokers. If there is a default by a selling shareholder, the broker may offer and sell the pledged shares. When selling shares, the selling shareholders intend to comply with the prospectus delivery requirements under the Securities Act, by delivering a prospectus to each purchaser. We may file any supplements, amendments or other necessary documents in compliance with the Securities Act that may be required in the event a selling shareholder defaults under any customer agreement with brokers.

      Brokers and dealers may receive commissions or discounts from the selling shareholders or, in the event the broker-dealer acts as agent for the purchaser of the shares, from that purchaser, in amounts to be negotiated. These commissions are not expected to exceed those customary in the types of transactions involved.

      We cannot estimate at the present time the amount of commissions or discounts, if any, that will be paid by the selling shareholders in connection with the sales of the shares.

      The selling shareholders and any broker-dealers or agents that participate with a selling shareholder in sales of the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      Under the securities laws of certain states, the shares may be sold in those states only through registered or licensed broker-dealers. In addition, the shares may not be sold unless the shares have been registered or qualified for sale in the relevant state or unless the shares qualify for an exemption from registration or qualification.

      We have agreed to pay all of our out-of-pocket expenses and our professional fees and expenses incident to the registration of the shares.

      The selling shareholders and other persons participating in the distribution of the shares offered under this prospectus are subject to the applicable requirements of Regulation M promulgated under the Exchange Act in connection with sales of the shares.

                                  LEGAL MATTERS

      Broad and Cassel, a partnership including professional associations, Miami, Florida, is giving an opinion regarding the validity of the offered shares of common stock.

                                     EXPERTS

      The financial statements of 21st Century Holding Company for the years ended December 31, 2003 and December 31, 2002, incorporated by reference in this prospectus, have been audited by De Meo, Young, McGrath, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

      The financial statements of 21st Century Holding Company for the year ended December 31, 2001, incorporated by reference in this prospectus, have been audited by McKean, Paul, Chrycy, Fletcher & Co., independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-3 with the SEC in connection with this offering. This prospectus does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. This prospectus may include references to material contracts or other material documents of ours; any summaries of these material contracts or documents are complete and are either included in this prospectus or incorporated by reference into this prospectus. You may refer to the exhibits that are part of the registration statement for a copy of the contract or document.

      We also file annual, quarterly and current reports and other information with the SEC. You may read and copy any report or document we file, and the registration statement, including the exhibits, may be inspected at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549.

      Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

      Quotations for the prices of our common stock appear on the Nasdaq National Market, and reports, proxy statements and other information about us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The following documents are incorporated by reference into this prospectus:

      o Our Current Reports on Form 8-K filed with the SEC on October 6, October 4, September 29, September 20, August 17, and August 5, 2004,

      o Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed with the SEC on August 16, 2004,

      o Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the SEC on May 17, 2004,

      o Our Annual Report on Form 10-K for the year ended December 31, 2003, filed with the SEC on April 2, 2004,

      o Our proxy statement for our 2004 Annual Meeting of Shareholders filed with the SEC on April 27, 2004, and

      o The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on October 28, 1998, as this description may be updated in any amendment to the Form 8-A.

      In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, other than information furnished pursuant to Items 9 or 12 of Form 8-K, after the date of this prospectus and prior to the filing of a post-effective amendment that indicates that all securities registered hereby have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents with the SEC. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in a subsequently filed document incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

      You may obtain a copy of these filings, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this prospectus or in a document incorporated by reference herein, at no cost, by writing or telephoning:

                  21st Century Holding Company
                  3661 West Oakland Park Boulevard, Suite 300
                  Lauderdale Lakes, Florida 33311
                  Attention: Gordon Jennings, Chief Financial Officer
                  Telephone: (954) 581-9993

      Our file number under the Securities Exchange Act of 1934 is 0-2500111.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

      We have authority under Section 607.0850 of the Florida Business Corporation Act to indemnify our directors and officers to the extent provided for in that law. Our articles of incorporation provide that we may insure, shall indemnify and shall advance expenses on behalf of our officers and directors to the fullest extent not prohibited by law. We also are a party to indemnification agreements with each of our directors and officers.

      The SEC is of the opinion that indemnification of directors, officers and controlling persons for liabilities arising under the Securities Act is against public policy and is, therefore, unenforceable.

                                     PART II

                       INFORMATION REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The Registrant estimates that its expenses in connection with this registration statement will be as follows:

SEC registration fee............................. $      93.38
Accounting fees and expenses.....................     5,000.00
Legal fees and expenses..........................     5,000.00
Miscellaneous....................................     2,906.62
                                                  ------------

       Total..................................... $  13,000.00
                                                  ============

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      The Registrant has authority under Section 607.0850 of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided for in such law. The Registrant's Amended and Restated Articles of Incorporation provide that the Registrant may insure, shall indemnify and shall advance expenses on behalf of its officers and directors to the fullest extent not prohibited by law. The Registrant is also a party to indemnification agreements with each of its directors and officers.

ITEM 16. EXHIBITS.

      4.1   Specimen of Common Stock Certificate(1)

      4.2 Revised Representative's Warrant Agreement including form of Representative's Warrant(1)

      4.3   Amendment dated October 1, 2003 to Warrant Agreement(2)

      4.4   Form of 6% Senior Subordinated Note due July 31, 2006(3)

      4.5   Form of Redeemable Warrant dated July 31, 2003(3)

      4.6 Unit Purchase Agreement dated July 31, 2003 between the Company and the Purchasers of the 6% Senior Subordinated Notes due July 31, 2006(4)

      4.7 Amendment to Unit Purchase Agreement and Registration Rights Agreement dated October 15, 2003 between the Company and the Purchasers of the 6% Senior Subordinated Notes(5)

      4.8   Form of 6% Senior Subordinated Note due September 30, 2007(6)

      4.9   Form of Redeemable Warrant dated September 30, 2004(6)

      4.10 Unit Purchase Agreement dated September 30, 2004 between the Company and the Purchasers of the 6% Senior Subordinated Notes due September 30, 2007(6)

      5.1   Opinion of Broad and Cassel(6)

      23.1 Consent of Broad and Cassel (included in its opinion filed as Exhibit 5.1)(6)

      23.2  Consent of McKean, Paul, Chrycy, Fletcher & Co.(6)

      23.3  Consent of De Meo, Young, McGrath(6)

      24.1  Power of Attorney(7)

---------------
(1) Previously filed as an exhibit of the same number to the Registrant's Registration Statement on Form SB-2 (File No. 333-63623) and incorporated herein by reference.

(2) Previously filed as an exhibit of the same number to the Registrant's Registration Statement on Form S-3 (File No. 333-105221) and incorporated herein by reference.

(3) Previously filed as Exhibits 4.1 and 4.2, respectively, to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.

(4) Previously filed as Exhibit 4.5 to the Registrant's Registration Statement on Form S-3 (333-109313) and incorporated herein by reference.

(5) Previously filed as Exhibit 4.7 to Amendment No. 1 to the Registrant's Registration Statement on Form S-3 (333-108739) and incorporated herein by reference.

(6)      Filed herewith.

(7)      Included on page II-4 of this registration statement.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended;

      (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

      (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lauderdale Lakes, State of Florida on this 29th day of October, 2004.

                                       21ST CENTURY HOLDING COMPANY


                                       By: /s/ Edward J. Lawson
                                       -----------------------------------------
                                       Edward J. Lawson,
                                       Chairman of the Board and President

                                POWER OF ATTORNEY

      Each person whose signature appears below constitutes and appoints Edward
J. Lawson and Richard A. Widdicombe, or any one of them, as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him or her and in his or her name, place and stead in any and all capacities to execute in the name of each such person who is then an officer or director of the Registrant any and all amendments (including post-effective amendments) to this Registration Statement, and any registration statement relating to the offering hereunder pursuant to Rule 462 under the Securities Act of 1933 and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises as fully as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

         SIGNATURES                              TITLE                       DATE
------------------------------      -----------------------------      ---------------

/s/ Edward J. Lawson                Chairman of the Board of           October 29, 2004
------------------------------      Directors and President
Edward J. Lawson

/s/ Richard A. Widdicombe           Chief Executive Officer and        October 29, 2004
------------------------------      Director (Principal Executive
Richard A. Widdicombe               Officer)

/s/ James Gordon Jennings, III      Chief Financial Officer            October 29, 2004
------------------------------      (Principal Financial and
James Gordon Jennings, III          Accounting Officer)

/s/ Bruce Simberg                   Director                           October 29, 2004
------------------------------
Bruce Simberg

/s/ Carl Dorf                       Director                           October 29, 2004
------------------------------
Carl Dorf

/s/ Charles B. Hart, Jr.            Director                           October 29, 2004
------------------------------
Charles B. Hart, Jr.

/s/ Peter J. Prygelski              Director                           October 29, 2004
------------------------------
Peter J. Prygelski

/s/ Richard W. Wilcox, Jr.          Director                           October 29, 2004
------------------------------
Richard W. Wilcox, Jr.

                                  EXHIBIT INDEX

EXHIBIT           DESCRIPTION
-------           -----------

4.8               Form of 6% Senior Subordinated Note due September 30, 2007

4.9               Form of Redeemable Warrant dated September 30, 2004

4.10 Unit Purchase Agreement dated September 30, 2004 between the Company and the Purchasers of the 6% Senior Subordinated Notes due September 30, 2007

5.1               Opinion of Broad and Cassel

23.1 Consent of Broad and Cassel (included in its opinion filed as Exhibit 5.1)

23.2              Consent of McKean, Paul, Chrycy, Fletcher & Co.

23.3              Consent of De Meo, Young, McGrath